SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended February, 2011

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

Top of page 14
Group income statement

Fourth	Third	Fourth
quarter	quarter	quarter		Year
2009	2010	2010		2010	2009
			$ million
70,981	70,608	79,703	Sales and other operating revenues (Note 4)	297,107	239,272
			Earnings from jointly controlled entities - after
350	282	233	interest and tax	1,175	1,286
696	934	1,125	Earnings from associates - after interest and tax	3,582	2,615
241	207	174	Interest and other income	681	792
1,368	2,621	2,753	Gains on sale of businesses and fixed assets	6,383	2,173
73,636	74,652	83,988	Total revenues and other income	308,928	246,138

50,201	51,695	58,339	Purchases	216,211	163,772
6,040	13,374	7,522	Production and manufacturing expenses(a)	64,615	23,202
1,084	1,206	1,524	Production and similar taxes (Note 5)	5,244	3,752
3,200	2,754	2,634	Depreciation, depletion and amortization	11,164	12,106
			Impairment and losses on sale of businesses
1,823	380	1,201	and fixed assets	1,689	2,333
272	160	431	Exploration expense	843	1,116
3,979	3,187	3,409	Distribution and administration expenses	12,555	14,038
103	(20)	23	Fair value (gain) loss on embedded derivatives	309	(607)
6,934	1,916	8,905	Profit (loss) before interest and taxation	(3,702)	26,426
252	348	359	Finance costs	1,170	1,110
			Net finance expense (income) relating to
50	(13)	(13)	pensions and other post-retirement benefits	(47)	192
6,632	1,581	8,559	Profit (loss) before taxation	(4,825)	25,124
2,254	(292)	2,896	Taxation(a)	(1,501)	8,365
4,378	1,873	5,663	Profit (loss) for the period	(3,324)	16,759
			Attributable to
4,295	1,785	5,567	BP shareholders	(3,719)	16,578
83	88	96	Minority interest	395	181
4,378	1,873	5,663		(3,324)	16,759
			Earnings per share - cents (Note 6)
			Profit (loss) for the period attributable to
			BP shareholders
22.90	9.50	29.62	Basic	(19.81)	88.49
22.64	9.38	29.28	Diluted	(19.81)	87.54

(a)	See Note 2 on pages 24 - 29 for further details of the impact of the Gulf of Mexico oil spill on the income statement line items.

Top of page 15
Group statement of comprehensive income

Fourth	Third	Fourth
quarter	quarter	quarter		Year
2009	2010	2010		2010	2009
			$ million
4,378	1,873	5,663	Profit (loss) for the period	(3,324)	16,759
(63)	1,759	26	Currency translation differences	259	1,826
			Exchange (gains) losses on translation of
			foreign operations transferred to gain or loss
(73)	(11)	(48)	on sales of businesses and fixed assets	(20)	(27)
			Actuarial gain (loss) relating to pensions and
(682)	-	(320)	other post-retirement benefits	(320)	(682)
168	67	65	Available-for-sale investments marked to market	(191)	705
			Available-for-sale investments - recycled to
-	1	(8)	the income statement	(150)	2
39	322	20	Cash flow hedges marked to market	(65)	652
			Cash flow hedges - recycled to the income
(122)	32	16	statement	(25)	366
			Cash flow hedges - recycled to the
4	14	8	balance sheet	53	136
214	(91)	121	Taxation	(137)	525
(515)	2,093	(120)	Other comprehensive income (expense)	(596)	3,503
3,863	3,966	5,543	Total comprehensive income (expense)	(3,920)	20,262
			Attributable to
3,834	3,865	5,449	BP shareholders	(4,318)	20,137
29	101	94	Minority interest	398	125
3,863	3,966	5,543		(3,920)	20,262

Group statement of changes in equity

	BP
	shareholders'	Minority	Total
	equity	interest	equity
$ million
At 1 January 2010	101,613	500	102,113

Total comprehensive income (expense)	(4,318)	398	(3,920)
Dividends	(2,627)	(315)	(2,942)
Share-based payments (net of tax)	339	-	339
Transactions involving minority interests	(20)	321	301
At 31 December 2010	94,987	904	95,891

	BP
	shareholders'	Minority	Total
	equity	interest	equity
$ million
At 1 January 2009	91,303	806	92,109

Total comprehensive income	20,137	125	20,262
Dividends	(10,483)	(416)	(10,899)
Share-based payments (net of tax)	721	-	721
Changes in associates' equity	(43)	-	(43)
Transactions involving minority interests	(22)	(15)	(37)
At 31 December 2009	101,613	500	102,113

Top of page 16
Group balance sheet

	31 December	31 December
	2010	2009
$ million
Non-current assets
Property, plant and equipment	110,163	108,275
Goodwill	8,598	8,620
Intangible assets	14,298	11,548
Investments in jointly controlled entities	12,286	15,296
Investments in associates	13,335	12,963
Other investments	1,191	1,567
Fixed assets	159,871	158,269
Loans	894	1,039
Other receivables	6,298	1,729
Derivative financial instruments	4,210	3,965
Prepayments	1,432	1,407
Deferred tax assets	528	516
Defined benefit pension plan surpluses	2,176	1,390
	175,409	168,315
Current assets
Loans	247	249
Inventories	26,218	22,605
Trade and other receivables	36,549	29,531
Derivative financial instruments	4,356	4,967
Prepayments	1,574	1,753
Current tax receivable	693	209
Other investments	1,532	-
Cash and cash equivalents	18,556	8,339
	89,725	67,653
Assets classified as held for sale (Note 3)	7,128	-
	96,853	67,653
Total assets	272,262	235,968
Current liabilities
Trade and other payables	46,329	35,204
Derivative financial instruments	3,856	4,681
Accruals	5,612	6,202
Finance debt	14,626	9,109
Current tax payable	2,920	2,464
Provisions	9,489	1,660
	82,832	59,320
Liabilities directly associated with assets classified as held for sale (Note 3)	1,047	-
	83,879	59,320
Non-current liabilities
Other payables	14,285	3,198
Derivative financial instruments	3,677	3,474
Accruals	637	703
Finance debt	30,710	25,518
Deferred tax liabilities	10,908	18,662
Provisions	22,418	12,970
Defined benefit pension plan and other post-retirement benefit plan deficits	9,857	10,010
	92,492	74,535
Total liabilities	176,371	133,855
Net assets	95,891	102,113
Equity
BP shareholders' equity	94,987	101,613
Minority interest	904	500
	95,891	102,113

Top of page 17
Condensed group cash flow statement

Fourth	Third	Fourth
quarter	quarter	quarter		Year
2009	2010	2010		2010	2009
			$ million
			Operating activities
6,632	1,581	8,559	Profit (loss) before taxation	(4,825)	25,124
			Adjustments to reconcile profit (loss) before
			taxation to net cash provided by
			operating activities
			Depreciation, depletion and amortization
3,319	2,812	2,877	and exploration expenditure written off	11,539	12,699
			Impairment and (gain) loss on sale of
455	(2,241)	(1,552)	businesses and fixed assets	(4,694)	160
			Earnings from equity-accounted entities,
282	(643)	(76)	less dividends received	(1,480)	(898)
			Net charge for interest and other finance
8	149	5	expense, less net interest paid	139	338
128	121	72	Share-based payments	197	450
			Net operating charge for pensions and other
			post-retirement benefits, less contributions
(606)	-	(298)	and benefit payments for unfunded plans	(959)	(887)
454	(479)	2,005	Net charge for provisions, less payments	19,217	650
			Movements in inventories and other current
(2,420)	(217)	(10,215)	and non-current assets and liabilities(a)	1,092	(3,596)
(964)	(1,735)	(1,555)	Income taxes paid	(6,610)	(6,324)
			Net cash provided by (used in)
7,288	(652)	(178)	operating activities	13,616	27,716
			Investing activities
(5,647)	(4,741)	(5,118)	Capital expenditure	(18,421)	(20,650)
9	(1,192)	(8)	Acquisitions, net of cash acquired	(2,468)	1
(237)	(105)	(174)	Investment in jointly controlled entities	(461)	(578)
(5)	(13)	(27)	Investment in associates	(65)	(164)
538	4,193	2,555	Proceeds from disposal of fixed assets(b)	7,492	1,715
			Proceeds from disposal of businesses, net of
531	4,557	4,818	cash disposed(b)	9,462	966
238	133	109	Proceeds from loan repayments	501	530
-	-	-	Other	-	47
			Net cash provided by (used in)
(4,573)	2,832	2,155	investing activities	(3,960)	(18,133)
			Financing activities
82	(21)	31	Net issue (repurchase) of shares	169	207
140	4,307	6,529	Proceeds from long-term financing	11,934	11,567
(1,237)	(52)	(1,963)	Repayments of long-term financing	(4,702)	(6,021)
(557)	(984)	(533)	Net increase (decrease) in short-term debt	(3,619)	(4,405)
(2,623)	(1)	-	Dividends paid - BP shareholders	(2,627)	(10,483)
(92)	(67)	(117)	- Minority interest	(315)	(416)
			Net cash provided by (used in)
(4,287)	3,182	3,947	financing activities	840	(9,551)
			Currency translation differences relating to
28	131	(171)	cash and cash equivalents	(279)	110
			Increase (decrease) in cash and
(1,544)	5,493	5,753	cash equivalents	10,217	142
9,883	7,310	12,803	Cash and cash equivalents at beginning of period	8,339	8,197
8,339	12,803	18,556	Cash and cash equivalents at end of period	18,556	8,339

(a) Includes:
-	(2,042)	(6,542)	Movements related to Gulf of Mexico oil spill response	3,846	-
(1,256)	82	(1,445)	Inventory holding (gains) losses	(1,784)	(3,922)
103	(20)	23	Fair value (gain) loss on embedded derivatives	309	(607)
Inventory holding gains and losses and fair value gains and losses on embedded derivatives are also included within profit (loss) before taxation. See Note 2 for further information on the cash flow impacts of the Gulf of Mexico oil spill.
(b) Included in disposal proceeds are deposits received in respect of disposal transactions expected to complete in subsequent periods as follows: fourth quarter 2010 $4,947 million; third quarter 2010 $5,045 million; fourth quarter 2009 $nil; year 2010 $6,197 million; year 2009 $nil. For further information see Note 7.

Top of page 18
Capital expenditure and acquisitions

Fourth	Third	Fourth
quarter	quarter	quarter		Year
2009	2010	2010		2010	2009
			$ million
			By business
			Exploration and Production
1,682	1,432	1,043	US(a)	6,632	6,169
2,431	3,815	2,319	Non-US(b)(c)	11,121	8,727
4,113	5,247	3,362		17,753	14,896
			Refining and Marketing
912	774	755	US	2,761	2,625
652	293	610	Non-US	1,268	1,489
1,564	1,067	1,365		4,029	4,114
			Other businesses and corporate
149	289	630	US(d)	977	1,071
87	53	104	Non-US	257	228
236	342	734		1,234	1,299
5,913	6,656	5,461		23,016	20,309
			By geographical area
2,743	2,495	2,428	US(a)(d)	10,370	9,865
3,170	4,161	3,033	Non-US(b)(c)	12,646	10,444
5,913	6,656	5,461		23,016	20,309
			Included above:
27	1,427	212	Acquisitions and asset exchanges(a)(b)	3,406	308

(a)	Year 2010 included capital expenditure of $1,767 million in the US Deepwater Gulf of Mexico as part of the transaction with Devon Energy announced in the first quarter 2010.
(b)	Third quarter 2010 included $1,099 million, and year 2010 $1,107 million, of capital expenditure in Azerbaijan as part of the transaction with Devon Energy announced in the first quarter 2010.
(c)
Year and third quarter 2010 included $492 million for the purchase of additional interests in the Valhall and Hod fields in the North Sea. Year 2010 also included capital expenditure of $900 million relating to the formation of a partnership with Value Creation Inc. to develop the Terre de Grace oil sands acreage in the Athabasca region of Alberta, Canada.

(d)
2010 included capital expenditure of $557 million for wind turbines, incurred at the time for future wind projects, of which $390 million was incurred during the fourth quarter and $163 million during the third quarter. In 2009, the comparative amounts were $440 million for the full year and $36 million for the fourth quarter.

Exchange rates

Fourth	Third	Fourth
quarter	quarter	quarter		Year
2009	2010	2010		2010	2009
1.63	1.55	1.58	US dollar/sterling average rate for the period	1.54	1.56
1.60	1.58	1.54	US dollar/sterling period-end rate	1.54	1.60
1.48	1.29	1.36	US dollar/euro average rate for the period	1.32	1.39
1.43	1.36	1.33	US dollar/euro period-end rate	1.33	1.43

Top of page 19
Analysis of replacement cost profit (loss) before interest and tax and reconciliation to profit (loss) before taxation(a)

Fourth	Third	Fourth
quarter	quarter	quarter		Year
2009	2010	2010	$ million	2010	2009
			By business
			Exploration and Production
2,517	3,602	1,522	US	9,684	6,685
5,988	4,748	6,478	Non-US	21,202	18,115
8,505	8,350	8,000		30,886	24,800
			Refining and Marketing
(2,331)	220	21	US	935	(2,578)
388	1,567	943	Non-US	4,620	3,321
(1,943)	1,787	964		5,555	743
			Other businesses and corporate
(141)	(156)	(225)	US	(731)	(728)
(251)	(412)	(325)	Non-US	(785)	(1,594)
(392)	(568)	(550)		(1,516)	(2,322)
6,170	9,569	8,414		34,925	23,221
-	(7,656)	(1,010)	Gulf of Mexico oil spill response	(40,858)	-
(492)	85	56	Consolidation adjustment	447	(717)
			Replacement cost profit (loss) before
5,678	1,998	7,460	interest and tax(b)	(5,486)	22,504
			Inventory holding gains (losses)(c)
159	1	114	Exploration and Production	84	142
1,074	(88)	1,318	Refining and Marketing	1,684	3,774
23	5	13	Other businesses and corporate	16	6
6,934	1,916	8,905	Profit (loss) before interest and tax	(3,702)	26,426
252	348	359	Finance costs	1,170	1,110
			Net finance expense (income) relating to
50	(13)	(13)	pensions and other post-retirement benefits	(47)	192
6,632	1,581	8,559	Profit (loss) before taxation	(4,825)	25,124
			Replacement cost profit (loss) before
			interest and tax
			By geographical area
(294)	(3,891)	385	US	(30,087)	2,806
5,972	5,889	7,075	Non-US	24,601	19,698
5,678	1,998	7,460		(5,486)	22,504

(a)
IFRS requires that the measure of profit or loss disclosed for each operating segment is the measure that is provided regularly to the chief operating decision maker for the purposes of performance assessment and resource allocation. For BP, this measure of profit or loss is replacement cost profit or loss before interest and tax. In addition, a reconciliation is required between the total of the operating segments' measures of profit or loss and the group profit or loss before taxation.

(b)
Replacement cost profit or loss reflects the replacement cost of supplies. The replacement cost profit or loss for the period is arrived at by excluding from profit or loss inventory holding gains and losses and their associated tax effect. Replacement cost profit or loss for the group is not a recognized GAAP measure.

(c)
Inventory holding gains and losses represent the difference between the cost of sales calculated using the average cost to BP of supplies acquired during the period and the cost of sales calculated on the first-in first-out (FIFO) method after adjusting for any changes in provisions where the net realizable value of the inventory is lower than its cost. Under the FIFO method, which we use for IFRS reporting, the cost of inventory charged to the income statement is based on its historic cost of purchase, or manufacture, rather than its replacement cost. In volatile energy markets, this can have a significant distorting effect on reported income. The amounts disclosed represent the difference between the charge (to the income statement) for inventory on a FIFO basis (after adjusting for any related movements in net realizable value provisions) and the charge that would have arisen if an average cost of supplies was used for the period. For this purpose, the average cost of supplies during the period is principally calculated on a monthly basis by dividing the total cost of inventory acquired in the period by the number of barrels acquired. The amounts disclosed are not separately reflected in the financial statements as a gain or loss. No adjustment is made in respect of the cost of inventories held as part of a trading position and certain other temporary inventory positions.

Management believes this information is useful to illustrate to investors the fact that crude oil and product prices can vary significantly from period to period and that the impact on our reported result under IFRS can be significant. Inventory holding gains and losses vary from period to period due principally to changes in oil prices as well as changes to underlying inventory levels. In order for investors to understand the operating performance of the group excluding the impact of oil price changes on the replacement of inventories, and to make comparisons of operating performance between reporting periods, BP's management believes it is helpful to disclose this information.

Top of page 20
Non-operating items(a)

Fourth	Third	Fourth
quarter	quarter	quarter		Year
2009	2010	2010		2010	2009
			$ million
			Exploration and Production
			Impairment and gain (loss) on sale of
1,070	1,735	1,430	businesses and fixed assets	3,812	1,574
-	(54)	-	Environmental and other provisions	(54)	3
			Restructuring, integration and
(4)	(6)	(14)	rationalization costs	(137)	(10)
(103)	20	(23)	Fair value gain (loss) on embedded derivatives	(309)	664
13	46	(37)	Other	(113)	34
976	1,741	1,356		3,199	2,265
			Refining and Marketing
			Impairment and gain (loss) on sale of
(1,518)	507	145	businesses and fixed assets	877	(1,604)
(29)	(83)	(15)	Environmental and other provisions	(98)	(219)
			Restructuring, integration and
(492)	(32)	(47)	rationalization costs	(97)	(907)
-	-	-	Fair value gain (loss) on embedded derivatives	-	(57)
193	(10)	3	Other	(52)	184
(1,846)	382	86		630	(2,603)
			Other businesses and corporate
			Impairment and gain (loss) on sale of
(7)	(1)	(23)	businesses and fixed assets	5	(130)
16	(77)	(22)	Environmental and other provisions	(103)	(75)
			Restructuring, integration and
(47)	(8)	(13)	rationalization costs	(81)	(183)
-	-	-	Fair value gain (loss) on embedded derivatives	-	-
(27)	-	(9)	Other	(21)	(101)
(65)	(86)	(67)		(200)	(489)
-	(7,656)	(1,010)	Gulf of Mexico oil spill response	(40,858)	-
(935)	(5,619)	365	Total before interest and taxation	(37,229)	(827)
-	(47)	(30)	Finance costs(b)	(77)	-
(935)	(5,666)	335	Total before taxation	(37,306)	(827)
(221)	2,097	(167)	Taxation credit (charge)(c)	11,857	(240)
(1,156)	(3,569)	168	Total after taxation for period	(25,449)	(1,067)

(a)	An analysis of non-operating items by region is shown on pages 9, 11 and 12.
(b)	Finance costs relate to the Gulf of Mexico oil spill. See Note 2 on pages 24 - 29 for further details.
(c)
Tax is calculated using the quarter's effective tax rate (excluding the impact of the Gulf of Mexico oil spill) on replacement cost profit or loss. However, the US statutory tax rate has been used for expenditures relating to the Gulf of Mexico oil spill that qualify for tax relief. For the fourth quarter and the year in 2009, no tax credit was calculated on the goodwill impairment in Refining and Marketing because the charge is not tax deductible.

Non-operating items are charges and credits arising in consolidated entities that BP discloses separately because it considers such disclosures to be meaningful and relevant to investors. These disclosures are provided in order to enable investors better to understand and evaluate the group's financial performance.

Top of page 21
Non-GAAP information on fair value accounting effects

Fourth	Third	Fourth
quarter	quarter	quarter		Year
2009	2010	2010		2010	2009
			$ million
			Favourable (unfavourable) impact relative
			to management's measure of performance
446	68	(12)	Exploration and Production	(3)	919
(112)	(221)	134	Refining and Marketing	42	(261)
334	(153)	122		39	658
(115)	38	(40)	Taxation charge(a)	(26)	(213)
219	(115)	82		13	445

(a)	Tax is calculated using the quarter's effective tax rate (excluding the impact of the Gulf of Mexico oil spill) on replacement cost profit or loss.

BP uses derivative instruments to manage the economic exposure relating to inventories above normal operating requirements of crude oil, natural gas and petroleum products as well as certain contracts to supply physical volumes at future dates. Under IFRS, these inventories and contracts are recorded at historic cost and on an accruals basis respectively. The related derivative instruments, however, are required to be recorded at fair value with gains and losses recognized in income because hedge accounting is either not permitted or not followed, principally due to the impracticality of effectiveness testing requirements. Therefore, measurement differences in relation to recognition of gains and losses occur. Gains and losses on these inventories and contracts are not recognized until the commodity is sold in a subsequent accounting period. Gains and losses on the related derivative commodity contracts are recognized in the income statement from the time the derivative commodity contract is entered into on a fair value basis using forward prices consistent with the contract maturity.

IFRS requires that inventory held for trading be recorded at its fair value using period end spot prices whereas any related derivative commodity instruments are required to be recorded at values based on forward prices consistent with the contract maturity. Depending on market conditions, these forward prices can be either higher or lower than spot prices resulting in measurement differences.

BP enters into contracts for pipelines and storage capacity that, under IFRS, are recorded on an accruals basis. These contracts are risk-managed using a variety of derivative instruments, which are fair valued under IFRS. This results in measurement differences in relation to recognition of gains and losses.

The way that BP manages the economic exposures described above, and measures performance internally, differs from the way these activities are measured under IFRS. BP calculates this difference for consolidated entities by comparing the IFRS result with management's internal measure of performance, under which the inventory and the supply and capacity contracts in question are valued based on fair value using relevant forward prices prevailing at the end of the period. We believe that disclosing management's estimate of this difference provides useful information for investors because it enables investors to see the economic effect of these activities as a whole. The impacts of fair value accounting effects, relative to management's internal measure of performance, are shown in the table above. A reconciliation to GAAP information is set out below.

Reconciliation of non-GAAP information

Fourth	Third	Fourth
quarter	quarter	quarter		Year
2009	2010	2010		2010	2009
			$ million
			Exploration and Production
			Replacement cost profit before interest and
8,059	8,282	8,012	tax adjusted for fair value accounting effects	30,889	23,881
446	68	(12)	Impact of fair value accounting effects	(3)	919
8,505	8,350	8,000	Replacement cost profit before interest and tax	30,886	24,800

			Refining and Marketing
			Replacement cost profit (loss) before interest
			and tax adjusted for fair value
(1,831)	2,008	830	accounting effects	5,513	1,004
(112)	(221)	134	Impact of fair value accounting effects	42	(261)
			Replacement cost profit (loss) before interest
(1,943)	1,787	964	and tax	5,555	743

Top of page 22
Realizations and marker prices

Fourth	Third	Fourth
quarter	quarter	quarter		Year
2009	2010	2010		2010	2009

			Average realizations(a)
			Liquids ($/bbl)(b)
66.15	68.15	74.60	US	70.79	53.68
71.68	74.19	85.30	Europe	77.39	61.91
68.95	72.06	82.30	Rest of World	75.23	57.29
68.02	70.47	78.80	BP Average	73.41	56.26
			Natural gas ($/mcf)
3.69	3.73	3.31	US	3.88	3.07
4.96	5.59	6.76	Europe	5.49	4.75
3.51	3.87	4.05	Rest of World	3.86	3.14
3.68	3.92	3.98	BP Average	3.97	3.25
			Total hydrocarbons ($/boe)
49.72	49.90	53.60	US	52.37	40.21
58.18	61.69	71.48	Europe	62.93	50.07
39.59	38.71	43.70	Rest of World	41.37	34.01
45.83	45.05	50.41	BP Average	47.90	38.36
			Average oil marker prices ($/bbl)
74.53	76.86	86.46	Brent	79.50	61.67
75.97	76.05	85.13	West Texas Intermediate	79.45	61.92
75.74	76.37	85.92	Alaska North Slope	79.92	62.49
73.68	74.66	84.19	Mars	78.04	60.50
74.21	75.58	85.16	Urals (NWE- cif)	78.26	61.15
35.83	35.94	40.62	Russian domestic oil	36.96	31.32
			Average natural gas marker prices
4.16	4.38	3.80	Henry Hub gas price ($/mmBtu)(c)	4.39	3.99
27.75	43.14	52.43	UK Gas - National Balancing Point (p/therm)	42.45	30.85

(a)	Based on sales of consolidated subsidiaries only - this excludes equity-accounted entities.
(b)	Crude oil and natural gas liquids.
(c)	Henry Hub First of Month Index.

Top of page 23
Notes

1. Basis of preparation

The results for the interim periods and for the year ended 31 December 2010 are unaudited and in the opinion of management include all adjustments necessary for a fair presentation of the results for the periods presented. All such adjustments are of a normal recurring nature. The directors draw attention to Note 2 on pages 24 - 29 which describes the uncertainties surrounding the amounts and timings of liabilities arising from the Gulf of Mexico oil spill. It is likely that the independent auditor's report in the BP Annual Report and Form 20-F will contain an emphasis of matter paragraph in relation to this matter.

The directors have a reasonable expectation that the company has adequate resources to continue in operational existence for the foreseeable future. Thus they continue to adopt the going concern basis of accounting in preparing the annual financial statements. This report should be read in conjunction with the consolidated financial statements and related notes for the year ended 31 December 2009 included in the BP Annual Report and Accounts 2009 and in BP Annual Report on Form 20-F 2009.

BP prepares its consolidated financial statements included within its Annual Report and Accounts on the basis of International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), IFRS as adopted by the European Union (EU) and in accordance with the provisions of the UK Companies Act 2006. IFRS as adopted by the EU differs in certain respects from IFRS as issued by the IASB, however, the differences have no impact on the group's consolidated financial statements for the periods presented. The financial information presented herein has been prepared in accordance with the accounting policies that will be used in preparing BP Annual Report and Form 20-F 2010, which do not differ significantly from those used in the BP Annual Report and Accounts 2009, or in the BP Annual Report on Form 20-F 2009.

Certain of the group's accounting policies that are relevant to an understanding of the results for the current period and the results for the year ended 31 December 2010 are provided below.

Segmental reporting

For the purposes of segmental reporting, the group's operating segments are established on the basis of those components of the group that are evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. During the second quarter of 2010 a separate organization was created within the group to deal with the ongoing response to the Gulf of Mexico oil spill. This organization reports directly to the group chief executive and its costs are excluded from the results of the existing operating segments. Under IFRS its costs are therefore presented as a reconciling item between the sum of the results of the reportable segments and the group results.

Provisions

Provisions are recognized when the group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where appropriate, the future cash flow estimates are adjusted to reflect the risks specific to the liability. If the effect of the time value of money is material, provisions are determined by discounting the estimated future cash flows at a pre-tax discount rate that reflects current market assessments of the time value of money. Where discounting is used, the increase in the provision due to the passage of time is recognized within finance costs. Provisions are split between amounts expected to be settled within 12 months of the balance sheet date (current) and amounts expected to be settled later (non-current).

Where a possible obligation exists, or an obligation cannot be measured reliably, it is classed as a contingent liability and disclosed but not provided for. In future periods these uncertainties will be resolved such that further provisions may need to be recognized. Disclosures are given in relation to contingent liabilities to the extent practicable.

Where the group makes contributions into a separately administered fund for restoration, environmental or other obligations, which it does not control, and the group's right to the assets in the fund is restricted, the obligation to contribute to the fund is recognized as a liability where it is probable that such additional contributions will be made. The group recognizes a reimbursement asset separately, being the lower of the amount of the associated restoration, environmental or other provision and the group's share of the fair value of the net assets of the fund available to contributors. Changes in the carrying amount of the reimbursement asset, other than contributions to and payments from the fund, are recognized in profit or loss.

Amounts that BP has a contractual right to recover from third parties are contingent assets. Such amounts are not recognized in the accounts unless they are virtually certain to be received.

Top of page 24
Notes

1. Basis of preparation (continued)

New or amended International Financial Reporting Standards adopted

BP has adopted the revised version of IFRS 3 'Business Combinations', with effect from 1 January 2010. The revised standard still requires the purchase method of accounting to be applied to business combinations but introduces some changes to the accounting treatment. Assets and liabilities arising from business combinations that occurred before 1 January 2010 were not required to be restated and thus there was no effect on the group's reported income or net assets on adoption.

In addition, BP has adopted the amended version of IAS 27 'Consolidated and Separate Financial Statements', also with effect from 1 January 2010. This requires the effects of all transactions with minority interests to be recorded in equity if there is no change in control. When control is lost, any remaining interest in the entity is remeasured to fair value and a gain or loss recognized in profit or loss. There was no effect on the group's reported income or net assets on adoption.

2.        Significant event in the period - Gulf of Mexico oil spill

The amounts set out below reflect the impacts on the financial statements of the Gulf of Mexico oil spill, as described on pages 3 - 5. The income statement, balance sheet and cash flow statement impacts are included within the relevant line items in those statements as set out below.

Third	Fourth
quarter	quarter		Year
2010	2010		2010
		$ million
		Income statement
7,656	1,010	Production and manufacturing expenses	40,858
(7,656)	(1,010)	Profit (loss) before interest and taxation	(40,858)
47	30	Finance costs	77
(7,703)	(1,040)	Profit (loss) before taxation	(40,935)
2,604	287	Less: Taxation	12,894
(5,099)	(753)	Profit (loss) for the period	(28,041)

	31 December	30 September
$ million	2010	2010

Balance sheet
Current assets
Trade and other receivables	5,943	6,663
Current liabilities
Trade and other payables(a)	(6,587)	(7,272)
Provisions	(7,938)	(11,343)
Net current liabilities	(8,582)	(11,952)
Non-current assets
Other receivables	3,601	352
Non-current liabilities
Other payables	(9,899)	(11,010)
Provisions	(8,397)	(5,062)
Deferred tax	11,255	10,988
Net non-current liabilities	(3,440)	(4,732)

Net assets	(12,022)	(16,684)

(a)	Includes
	Trust fund liability	(5,002)	(5,750)
	Other payables	(1,585)	(1,522)
		(6,587)	(7,272)

Top of page 25
Notes

2.        Significant event in the period - Gulf of Mexico oil spill (continued)

Third	Fourth
quarter	quarter		Year
2010	2010		2010
		$ million
		Cash flow statement - Operating activities
(7,703)	(1,040)	Profit (loss) before taxation	(40,935)
		Adjustments to reconcile profit (loss) before taxation
		to net cash provided by operating activities
		Net charge for interest and other finance
47	30	expense, less net interest paid	77
(409)	2,117	Net charge for provisions, less payments	19,354
		Movements in inventories and other current
(2,042)	(6,542)	and non-current assets and liabilities	3,846
(10,107)	(5,435)	Pre-tax cash flows	(17,658)

The impact on net cash used in operating activities, on a post-tax basis, amounted to $5,415 million and $16,019 million in the fourth quarter and full year respectively.

Income statement

BP has established a trust fund of $20 billion to be funded over the period to the fourth quarter of 2013, which is available to satisfy legitimate individual and business claims administered by the GCCF, state and local government claims resolved by BP, final judgments and settlements, state and local response costs, and natural resource damages and related costs. In the fourth quarter $2 billion was contributed to the fund, making a total of $5 billion for the year, with further quarterly contributions of $1.25 billion to be made during 2011 to 2013. The income statement charge for the full year includes $20 billion in relation to these items, adjusted to take account of the time value of money. There was no additional income statement charge in the fourth quarter in relation to these items, other than the unwinding of the discount and the impact of a change in the discount rate. Fines, penalties and claims administration costs are not covered by the trust fund.

The group income statement for the fourth quarter reflects a further pre-tax charge of $1,040 million in relation to the Gulf of Mexico oil spill, making a total of $40,935 million for the year. The income statement charge for the year comprises costs incurred up to 31 December 2010, estimated obligations for future costs that can be estimated reliably at this time and rights and obligations relating to the trust fund. The fourth-quarter charge reflects higher costs than previously provided in relation to operational response activities, costs for claims administration, and as a result of a change in the discount rate for the liability to fund the Trust, partially offset by lower decontamination costs. In addition, the fourth-quarter charge includes the functional expenses of the Gulf Coast Restoration Organization.

Finance costs of $30 million in the fourth quarter and $77 million for the full year reflect the unwinding of discount on the trust fund liability and provisions.

The total amounts that will ultimately be paid by BP in relation to all obligations relating to the incident are subject to significant uncertainty as described further below under Provisions and Contingent liabilities.

Response operations following the Deepwater Horizon incident in April 2010 have been managed by the federal government's response framework, which transitioned on 17 December from the Unified Area Command (UAC) to the Gulf Coast incident management team (GC-IMT). Both the UAC and now the GC-IMT link the organizations responding to the incident and provide a forum for those organizations to make consensus decisions. If consensus cannot be reached the US Coast Guard co-ordinator carries the final decision on response related actions deemed necessary. As such, the activities undertaken by BP and its sub-contractors, and the associated costs, are not wholly within BP's control. While oversight and command of the GCIMT response activity will remain with the US Coast Guard, it is the expectation that the daily execution of the response operations will transition to the BP Gulf Coast Restoration Organization at the end of the first quarter of 2011.

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Notes

2.        Significant event in the period - Gulf of Mexico oil spill (continued)

Provisions

The total amount of provision recognized at 31 December 2010 relating to the oil spill was $16,335 million. Movements in the provision during the three-month period to 31 December 2010 are shown below:

$ million

At 1 October 2010	16,405
New and increased provision(a)	5,416
Unwinding of discount	2
Change in discount rate	5
Utilization - non-Trust items	(3,304)
- Trust items	(2,189)
At 31 December 2010	16,335
Of which - current	7,938
- non-current	8,397

(a)	The increase in provision may be reconciled to the income statement charge as follows:
	Increase in provision	5,416
	Change in discount rate relating to provisions	5
	Non-provisionable period costs	202
	Change in discount rate relating to trust fund liability	105
	Less: Items to be paid from the trust fund	(4,718)
	(Profit) loss before interest and taxation	1,010

During the fourth quarter, provisions were increased by $5.4 billion. Of this amount $4.7 billion relates to claims associated with OPA 90 which will be settled by the trust fund. At the third quarter it was not possible to measure reliably any amounts in relation to future claims under OPA 90. By the year end BP believes that the history of claims received to date and payments made provides sufficient data for the determination of a provision for individual and business claims and state and local claims under OPA 90. As a consequence of providing for these future claims, the provision has been increased significantly in the fourth quarter.

BP's obligations in relation to the trust fund have been recognized in full in the second quarter and $20 billion, discounted to take account of the time value of money, was charged in the income statement at that time. Since the $4.7 billion increase in the provision relates to OPA 90 claims which are covered by the trust fund, no further charge has been made to the income statement in the fourth quarter in relation to these items.

During the fourth quarter BP made payments of $3,304 million relating to items previously provided for, and a further $2,189 million was paid from the trust fund. The amounts for the full year were $10,912 million and $3,023 million respectively.

The total amounts that will ultimately be paid by BP in relation to all obligations relating to the incident are subject to significant uncertainty and the ultimate exposure and cost to BP will be dependent on many factors. Furthermore, the amount of claims that become payable by BP, the amount of fines ultimately levied on BP (including any determination of BP's negligence), the outcome of litigation, and any costs arising from any longer-term environmental consequences of the oil spill, will also impact upon the ultimate cost for BP.

There are inherent uncertainties over the timing and amount of payments required. These uncertainties affect the measurement of provisions recognized to date. Although the provision recognized is the current best estimate of expenditures required to settle certain present obligations at the end of the reporting period, there are future expenditures for which it is not possible to measure the obligation reliably as noted under contingent liabilities below. Therefore the provision does not include these obligations. For further information regarding the uncertainties relating to liabilities arising as a result of the incident refer to Principal risks and uncertainties in our second-quarter results announcement.

Litigation and claims

Individual and Business Claims, and State and Local Claims under OPA 90

The estimated future cost of settling Individual and Business Claims, and State and Local Claims under OPA 90, both reported and unreported, has been provided for. Claims administration costs have also been provided for.

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Notes

2.        Significant event in the period - Gulf of Mexico oil spill (continued)

BP believes that the history of claims received to date, and settlements made, provides sufficient data to enable the company to use an approach based on a combination of actuarial methods and management judgements to estimate IBNR (Incurred But Not Reported) claims to determine a reliable best estimate of BP's exposure for claims not yet reported in relation to Individual and Business claims, and State and Local claims under OPA 90. The amount provided for these claims has been determined in accordance with IFRS and represents BP's current best estimate of the expenditure required to settle its obligations at the balance sheet date. The measurement of this provision is subject to significant uncertainty. Actual costs could ultimately be significantly higher or lower than those recorded as the claims and settlement process progresses.

In estimating the amount of the provision, BP has determined a range of possible outcomes for Individual and Business Claims, and State and Local Claims. These determinations are based on BP's claims payment experience, the application of insurance industry benchmark data, the use of a combination of actuarial and statistical methods and management judgements where appropriate. The methods selected are consistent with those used by the insurance industry to estimate a range of total expenditures for both reported and unreported claims. These methods have been adopted on the basis that, at this stage of development, the application of insurance industry standard techniques for the estimation of ultimate losses is an appropriate approach for the costs arising from the Deepwater Horizon oil spill.

Through the application of this approach, BP has concluded that a reasonable range of possible outcomes for the amount of the provision as at 31 December 2010 is $6 billion to $13 billion. BP believes that the provision recorded at 31 December 2010 of $9.2 billion represents a reliable best estimate from within this range of possible outcomes. These provision estimates are in addition to the $3.2 billion of claims paid in 2010. BP's management has utilized actuarial techniques and its judgement in determining this reliable best estimate. However, it is possible that the final outcome could lie outside this range.

Many key assumptions underlie and influence both the range of possible outcomes and the reliable best estimates of total expenditures derived for both categories of claims. These key assumptions include the amounts that will ultimately be paid in relation to current claims, the number, type and amounts for claims not yet reported, the scope and number of claims that can be resolved successfully in the claims process, the resolution of rejected claims, the outcomes of any litigation, the effects on tourism and fisheries and other economic and environmental factors.

The outcome of claims and litigation are likely to be paid out over many years to come. BP will re-evaluate the assumptions underlying this analysis on a quarterly basis as more information becomes available and the claims process matures.

Legal fees

Estimated legal fees expected to be incurred in relation to litigation in the next two years have been provided for. Beyond this time period it is not possible to reliably estimate the amount.

Offshore and onshore oil spill response

The estimated future costs of the subsea operations are based upon the remaining activities expected to be undertaken, including the US Coast Guard response costs. The amount provided has been calculated using rates of costs incurred to date, in conjunction with the anticipated activities as noted on pages 3 - 5. In addition, the estimated future costs of the shoreline response have been provided for based on the remaining obligations identified. The majority of these costs are expected to be incurred and paid in the next 12 months.

Environmental

The amounts committed by BP for a 10-year research programme to study the impact of the incident on the marine and shoreline environment of the Gulf of Mexico, have been provided for where not expended before 31 December 2010.

As a responsible party under the OPA 90, BP is required to pay for natural resource damage resulting from the oil spill. Natural Resources Damages claims are payable out of the $20-billion trust fund. These damages include, amongst other things, the reasonable costs of assessing the injury to natural resources. BP has been incurring natural resource damage assessment costs and a provision has been made for the estimated costs of the assessment phase. Until the size, location and duration of the impact is assessed, it is not possible to estimate reliably either the amounts or timing of the remaining Natural Resource Damages claims and they are disclosed as a contingent liability below. Therefore no amounts have been provided for these items. See Contingent liabilities below.

Top of page 28
Notes

2.        Significant event in the period - Gulf of Mexico oil spill (continued)

Fines and penalties

Provision has been made for the estimated penalties for strict liability under the Clean Water Act, which are based on a specified range per barrel of oil released. While there are uncertainties with respect to both the per-barrel amount of any penalty and volume of oil spilled used in the calculation, assumptions have been made to arrive at a range of potential liabilities upon which this provision is based. This calculation assumes a volume of oil spilled determined using an estimate of the flow rate based on the range of figures published and BP's own analysis of those ranges, and is based upon BP's belief that it was not grossly negligent and did not engage in wilful misconduct.

The amount and timing of these costs depends upon agreement with the appropriate authorities on the volume of oil spilled. It is not practicable to estimate the timing of expending these costs. No other amounts have been provided as at 31 December 2010 in relation to other potential fines and penalties because it is not possible to measure the obligation reliably.

Contingent liabilities

BP has provided for its best estimate of OPA 90 claims that will be paid through the $20-billion trust fund. It is not possible, at this time, to measure reliably any other items that will be paid from the trust fund, namely any obligation in relation to Natural Resource Damages claims, and claims asserted in civil litigation, nor is it practicable to estimate their magnitude or possible timing of payment. Therefore no amounts have been provided for these items as of 31 December 2010. Although these items, which will be paid through the trust fund, have not been provided for at this time, BP's full obligation under the $20-billion trust fund has been expensed in the income statement, taking account of the time value of money. The aggregate of amounts paid and provided for items to be settled from the trust fund currently falls within the amount committed by BP to the trust fund.

For those items not covered by the trust fund it is not possible to measure reliably any obligation in relation toother litigation or potential fines and penalties except, subject to certain assumptions noted above, for those relating to the Clean Water Act and legal fees beyond two years. Therefore no amounts have been provided for these items.

The magnitude and timing of possible obligations in relation to the Gulf of Mexico oil spill are subject to a very high degree of uncertainty as described further in our second-quarter results announcement under Principal risks and uncertainties. Any such possible obligations are therefore contingent liabilities and, at present, it is not practicable to estimate their magnitude or possible timing of payment. Furthermore, other material unanticipated obligations may arise in future in relation to the incident.

Co-owner recovery

BP is the operator of the Macondo well and holds a 65% working interest, with the remaining 35% interest held by two joint venture partners. While BP believes that it has a contractual right to recover the partners' shares of the costs incurred, no recovery amounts have been recognized in the financial statements. As of 25 January 2011, $6 billion has been billed to the joint venture partners, which BP believes to be contractually recoverable. Our joint venture partners have each written to BP indicating that they are withholding payment in light of the investigations surrounding the incident.

Other payables - trust fund

As noted above, in June 2010 BP agreed with the US government that it would establish a trust fund of $20 billion to be available to satisfy legitimate individual and business claims administered by the GCCF, state and local government claims resolved by BP, final judgments and settlements, state and local response costs, and natural resource damages and related costs. It does not cover fines and penalties or claims administration costs. The $20-billion obligation to fund the trust fund has been recognized in full and is included within other payables on the balance sheet after taking account of the time value of money. The establishment of this trust fund does not represent a cap or floor on BP's liabilities and BP does not admit to a liability of this amount.

Top of page 29
Notes

2.        Significant event in the period - Gulf of Mexico oil spill (continued)

The total amount recognized at 30 June 2010 relating to the trust fund funding obligation was $19,580 million. The trust fund was established within the Deepwater Horizon Oil Spill Trust in early August. A contribution of $3 billion was paid by BP to the trust fund during the third quarter, resulting in a liability of $16,760 million as at 30 September 2010, after adjustments for discounting. The table below shows movements in the funding obligation, recognized within other payables on the balance sheet, during the three-month period to 31 December 2010.

$ million

At 1 October 2010	16,760
Unwinding of discount	28
Change in discount rate	105
Contribution	(2,000)
Other	8
At 31 December 2010	14,901

On 30 September 2010, BP pledged certain Gulf of Mexico assets as collateral for the trust fund funding obligation. The pledged collateral consists of an overriding royalty interest in oil and gas production of BP's Thunder Horse, Atlantis, Mad Dog, Great White and Mars, Ursa and Na Kika assets in the Gulf of Mexico. A wholly-owned company called Verano Collateral Holdings LLC (Verano) has been created to hold the overriding royalty interest, which is capped at $1.25 billion per quarter and $17 billion in total. Verano has pledged the overriding royalty interest to the Trust as collateral for BP's remaining contribution obligations to the Trust. There is no change in operatorship or the marketing of the production from the assets and there is no effect on the other partners' interests in the assets. For financial reporting purposes Verano is a consolidated entity of BP and there is no impact on the consolidated financial statements.

Other receivables - reimbursement asset

To the extent that a provision for future expenditure has been recognized that is expected to be met by payments from the trust fund, a reimbursement asset has been recognized.

3. Non-current assets held for sale

As a result of the group's disposal programme various assets, and associated liabilities, have been presented as held for sale in the group balance sheet at 31 December 2010. The carrying amount of the assets held for sale is $7,128 million, with associated liabilities of $1,047 million. Included within these amounts are the following items, all of which relate to the Exploration and Production segment.

In July 2010, BP announced the start of active marketing of its assets in Pakistan and Vietnam. On 14 December 2010, BP announced that it had reached agreement to sell its exploration and production assets in Pakistan to United Energy Group Limited for $775 million in cash. These assets, and associated liabilities, have been classified as held for sale in the group balance sheet at 31 December 2010. The sale is expected to be completed in the first half of 2011, subject to closing conditions and government and regulatory approvals.

In Vietnam, BP is seeking to divest its interests in offshore gas production (Block 06.1), a receiving terminal and associated pipelines and a power generation asset (Phu My 3). On 18 October 2010, BP announced that it had reached agreement to sell the assets in Vietnam, together with its upstream businesses and associated interests in Venezuela, to TNK-BP for $1.8 billion in cash, subject to post-closing adjustments. The Venezuelan assets included in the agreement are BP's interests in the Petroperijá, Boquerón and PetroMonagas joint ventures. These assets, and associated liabilities, have been classified as held for sale in the group balance sheet at 31 December 2010. The sales of the Vietnam and Venezuela businesses are expected to be completed in the first half of 2011, subject to regulatory and other approvals and conditions.

On 3 August 2010, BP announced the disposal of its oil and gas exploration, production and transportation business in Colombia to a consortium of Ecopetrol, Colombia's national oil company (51%), and Talisman of Canada (49%) for $1.9 billion in cash, subject to post-closing adjustments. These assets and associated liabilities have been classified as held for sale in the group balance sheet at 31 December 2010. The sale completed on 24 January 2011.

Top of page 30
Notes

3. Non-current assets held for sale (continued)

On 25 October 2010, BP announced that it had reached agreement to sell its recently acquired interests in four mature producing deepwater oil and gas fields in the US Gulf of Mexico to Marubeni Oil and Gas for $650 million in cash, subject to post-closing adjustments. BP acquired the interests in these fields from Devon Energy earlier in 2010 as part of a wider acquisition of assets in the Gulf of Mexico, Brazil and Azerbaijan. These assets, and associated liabilities, have been classified as held for sale in the group balance sheet at 31 December 2010. The sale completed on 20 January 2011.

On 28 November 2010, BP announced that it had reached agreement to sell its interests in Pan American Energy (PAE) to Bridas Corporation for $7.06 billion in cash. PAE is an Argentina-based oil and gas company owned by BP (60%) and Bridas Corporation (40%). The transaction excludes the shares of PAE E&P Bolivia Ltd. BP's investment in PAE has been classified as held for sale in the group balance sheet at 31 December 2010. The sale is expected to be completed in 2011, subject to closing conditions and government and regulatory approvals.

Impairment losses amounting to $192 million have been recognized in the fourth quarter in relation to certain assets reclassified as held for sale.

Disposal proceeds received in advance of completion of these transactions have been classified as finance debt on the group balance sheet. See Note 7 for further information.

4. Sales and other operating revenues

Fourth	Third	Fourth
quarter	quarter	quarter		Year
2009	2010	2010		2010	2009
			$ million
			By business
17,564	15,212	17,759	Exploration and Production	66,266	57,626
62,602	64,054	71,161	Refining and Marketing	266,751	213,050
895	759	985	Other businesses and corporate	3,328	2,843
81,061	80,025	89,905		336,345	273,519

			Less: sales between businesses
9,611	8,725	9,536	Exploration and Production	37,049	32,540
281	475	467	Refining and Marketing	1,358	821
188	217	199	Other businesses and corporate	831	886
10,080	9,417	10,202		39,238	34,247

			Third party sales and other operating
			revenues
7,953	6,487	8,223	Exploration and Production	29,217	25,086
62,321	63,579	70,694	Refining and Marketing	265,393	212,229
707	542	786	Other businesses and corporate	2,497	1,957
			Total third party sales and other
70,981	70,608	79,703	operating revenues	297,107	239,272

			By geographical area
24,389	25,751	27,635	US	107,256	87,283
52,691	52,818	60,121	Non-US	220,059	173,822
77,080	78,569	87,756		327,315	261,105
6,099	7,961	8,053	Less: sales between areas	30,208	21,833
70,981	70,608	79,703		297,107	239,272

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Notes

5. Production and similar taxes

Fourth	Third	Fourth
quarter	quarter	quarter		Year
2009	2010	2010		2010	2009
			$ million
271	220	351	US	1,093	649
813	986	1,173	Non-US	4,151	3,103
1,084	1,206	1,524		5,244	3,752

6. Earnings per share and shares in issue

Basic earnings per ordinary share (EpS) amounts are calculated by dividing the profit or loss for the period attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. The calculation of EpS is performed separately for each discrete quarterly period, and for the year-to-date period. As a result, the sum of the discrete quarterly EpS amounts in any particular year-to-date period may not be equal to the EpS amount for the year-to-date period.

For the diluted EpS calculation the weighted average number of shares outstanding during the period is adjusted for the number of shares that are potentially issuable in connection with employee share-based payment plans using the treasury stock method. If the inclusion of potentially issuable shares would decrease the loss per share, the potentially issuable shares are excluded from the diluted EPS calculation.

Fourth	Third	Fourth
quarter	quarter	quarter		Year
2009	2010	2010		2010	2009
			$ million
			Results for the period
			Profit (loss) for the period attributable
4,295	1,785	5,567	to BP shareholders	(3,719)	16,578
1	-	1	Less: preference dividend	2	2
			Profit (loss) attributable to BP ordinary
4,294	1,785	5,566	shareholders	(3,721)	16,576
			Inventory holding (gains) losses,
(848)	62	(953)	net of tax	(1,195)	(2,623)
			RC profit (loss) attributable to BP
3,446	1,847	4,613	ordinary shareholders	(4,916)	13,953

			Basic weighted average number of
18,748,026	18,790,089	18,793,234	shares outstanding (thousand)(a)	18,785,912	18,732,459
3,124,671	3,131,682	3,132,206	ADS equivalent (thousand)(a)	3,130,985	3,122,077

			Weighted average number of shares
			outstanding used to calculate diluted
18,970,187	19,020,236	19,008,309	earnings per share (thousand)(a)	18,997,807	18,935,691
3,161,698	3,170,039	3,168,052	ADS equivalent (thousand)(a)	3,166,301	3,155,949

18,755,378	18,789,321	18,796,498	Shares in issue at period-end (thousand)(a)	18,796,498	18,755,378
3,125,896	3,131,554	3,132,750	ADS equivalent (thousand)(a)	3,132,750	3,125,896

(a)	Excludes treasury shares and the shares held by the Employee Share Ownership Plans and includes certain shares that will be issuable in the future under employee share plans.

On 14 January 2011, BP entered into a share swap agreement with Rosneft Oil Company that would result in BP issuing 988,694,683 new ordinary shares to Rosneft when the transaction completes, which, subject to the matters disclosed in Note 10 and in Legal proceedings on page 38, is expected within a few weeks of the date of the agreement. For further information see Note 10 and Legal proceedings on page 38.

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Notes

7. Analysis of changes in net debt

Fourth	Third	Fourth
quarter	quarter	quarter		Year
2009	2010	2010		2010	2009
			$ million
			Opening balance
36,555	30,580	39,979	Finance debt	34,627	33,204
9,883	7,310	12,803	Less: Cash and cash equivalents	8,339	8,197
			Less: FV asset (liability) of hedges
370	53	797	related to finance debt	127	(34)
26,302	23,217	26,379	Opening net debt	26,161	25,041

			Closing balance
34,627	39,979	45,336	Finance debt	45,336	34,627
8,339	12,803	18,556	Less: Cash and cash equivalents	18,556	8,339
			Less: FV asset (liability) of hedges
127	797	916	related to finance debt	916	127
26,161	26,379	25,864	Closing net debt	25,864	26,161
141	(3,162)	515	Decrease (increase) in net debt	297	(1,120)

			Movement in cash and cash equivalents
(1,572)	5,362	5,924	(excluding exchange adjustments)	10,496	32
			Net cash outflow (inflow) from
1,654	(3,271)	(4,033)	financing (excluding share capital)	(3,613)	(1,141)
			Movement in finance debt relating to
-	(5,045)	(1,152)	investing activities(a)	(6,197)	-
14	(146)	(185)	Other movements	(304)	(61)
			Movement in net debt before exchange
96	(3,100)	554	effects	382	(1,170)
45	(62)	(39)	Exchange adjustments	(85)	50
141	(3,162)	515	Decrease (increase) in net debt	297	(1,120)

(a)
During the fourth quarter 2010 disposal transactions were completed in respect of which deposits of $3,795 million had been received in the third quarter. Further deposits of $4,947 million were received in the fourth quarter, resulting in total deposits held at 31 December 2010 of $6,197 million, in respect of disposals expected to complete in 2011. This amount is included in finance debt at 31 December 2010 and will be considered extinguished on completion of the transactions.

At 31 December 2010 $790 million of finance debt ($1,202 million at 30 September 2010, $113 million at 31 December 2009) was secured by the pledging of assets, and $4,780 million was secured in connection with deposits received relating to certain disposal transactions expected to complete in subsequent periods ($1,250 million at 30 September 2010). In addition, in connection with $4,588 million of finance debt ($4,485 million at 30 September 2010), BP has entered into crude oil sales contracts with special purpose companies which are not members of the BP group in respect of oil from certain fields and those special purpose companies have in turn, amongst other things, provided security to the lending banks through an assignment of their respective rights against BP under these oil sales contracts. The remainder of finance debt was unsecured.

Top of page 33
Notes

8. TNK-BP operational and financial information

Fourth	Third	Fourth
quarter	quarter	quarter		Year
2009	2010	2010		2010	2009
			Production (Net of royalties) (BP share)
852	859	858	Crude oil (mb/d)	856	840
654	542	698	Natural gas (mmcf/d)	640	601
965	953	978	Total hydrocarbons (mboe/d)(a)	967	944
			$ million
			Income statement (BP share)
805	972	1,263	Profit before interest and tax	3,866	3,178
(45)	(26)	(30)	Finance costs	(128)	(220)
(181)	(168)	(311)	Taxation	(913)	(871)
(43)	(48)	(68)	Minority interest	(208)	(139)
536	730	854	Net income	2,617	1,948
			Cash flow
936	229	790	Dividends received	1,780	1,656

Balance sheet	31 December	31 December
	2010	2009
Investments in associates	9,995	9,141

(a)	Natural gas is converted to oil equivalent at 5.8 billion cubic feet = 1 million barrels.

9. Inventory valuation

A provision of $46 million was held at 31 December 2009 to write inventories down to their net realizable value. The net movement in the provision during the fourth quarter 2010 was a decrease of $75 million (third quarter 2010 was a decrease of $258 million and fourth quarter 2009 was a decrease of $423 million). The net movement in the provision in the full year 2010 was a decrease of $5 million, compared with a decrease of $1,366 million for the full year 2009.

10.      Subsequent events

On 14 January 2011, BP entered into a share swap agreement with Rosneft Oil Company whereby BP will receive approximately 9.5% of Rosneft's shares in exchange for BP issuing new ordinary shares to Rosneft, resulting in Rosneft holding 5% of BP's ordinary voting shares. The aggregate value of the shares in BP to be issued to Rosneft is approximately $7.8 billion (as at close of trading in London on 14 January 2011). BP has agreed to issue 988,694,683 ordinary shares to Rosneft; Rosneft has agreed to transfer 1,010,158,003 ordinary shares to BP.  Subject to the outcome of the court application referred to in the paragraph below, and related pending arbitral proceedings, the transaction is expected to complete within a few weeks of the date of the agreement. After completion, BP's investment in Rosneft will be recognized as an available-for-sale financial asset. During the period from entering into the agreement until completion, the agreement represents a derivative financial instrument and changes in its fair value will be recognized in BP's income statement in 2011.

On 26 January 2011 BP received notice of an application to be brought in the English High Court on 1 February 2011 by Alfa Petroleum Holdings Limited and OGIP Ventures Limited for an order against BP International Limited and BP Russian Investments Limited restraining them from: (a) taking any steps to negotiate, agree, conclude, implement or perform any agreement or arrangements (whether legally binding or otherwise) with Rosneft Oil Company relating to oil and gas exploration, production, refining and marketing in Russia or Ukraine, including for the avoidance of doubt any agreement or arrangement with regard to the issue or transfer of shares (or similar instruments) to Rosneft Oil Company by any BP group company or the issue or transfer of shares (or similar instruments) to any BP group company by Rosneft Oil Company; and/or (b) doing or omitting to do anything which causes or permits any other member of the BP group to enter into any such agreement, arrangement or contract. This hearing may result in an order which impacts or delays the completion of the share swap agreement announced by BP and Rosneft on 14 January 2011. BP intends to resist this application in court and the likely outcome of these proceedings is not yet known. There are also related pending arbitral proceedings.

11.      Statutory accounts

The financial information shown in this publication, which was approved by the Board of Directors on 31 January 2011, is unaudited and does not constitute statutory financial statements. Audited financial information will be published in BP Annual Report and Form 20-F 2010 on 3 March 2011 and delivered to the Registrar of Companies in due course. Statutory accounts for the financial year ended 31 December 2009 for BP have been filed with the Registrar of Companies in England and Wales; the report of the auditors on those accounts was unqualified and did not contain a statement under section 498(2) or section 498(3) of the UK Companies Act 2006.

Top of page 34
Legal proceedings

Proceedings and investigations relating to the Gulf of Mexico oil spill
BP p.l.c., BP Exploration & Production Inc. (BP E&P) and various other BP entities (collectively referred to as BP) are among the companies named as defendants in more than 400 private civil lawsuits resulting from the 20 April 2010 explosions and fire on the semi-submersible rig Deepwater Horizon and resulting oil spill (the Incident) and further actions are likely to be brought. BP E&P is lease operator of Mississippi Canyon, Block 252 in the Gulf of Mexico, where the Deepwater Horizon was deployed at the time of the Incident, and holds a 65% working interest. The other working interest owners are Anadarko Petroleum Company and MOEX Offshore 2007 LLP. The Deepwater Horizon, which was operated by Transocean Holdings LLC, sank on 22 April 2010. The pending lawsuits and/or claims arising from the Incident have been brought in US federal and state courts. Plaintiffs include individuals, corporations and governmental entities and many of the lawsuits purport to be class actions. The lawsuits assert, among others, claims for personal injury in connection with the Incident itself and the response to it, and wrongful death, commercial or economic injury, breach of contract and violations of statutes. The lawsuits seek various remedies including compensation to injured workers and families of deceased workers, recovery for commercial losses and property damage, claims for environmental damage, remediation costs, injunctive relief, treble damages and punitive damages. Purported classes of claimants include residents of the states of Louisiana, Mississippi, Alabama, Florida, Texas, Tennessee, Kentucky, Georgia and South Carolina, property owners and rental agents, fishermen and persons dependent on the fishing industry, charter boat owners and deck hands, marina owners, gasoline distributors, shipping interests, restaurant and hotel owners and others who are property and/or business owners alleged to have suffered economic loss. Shareholder derivative lawsuits have also been filed in US federal and state courts against various current and former officers and directors of BP alleging, among other things, breach of fiduciary duty, gross mismanagement, abuse of control and waste of corporate assets. Purported class action lawsuits have also been filed in US federal courts against BP entities and various current and former officers and directors alleging securities fraud claims and violations of the Employee Retirement Income Security Act (ERISA). In addition, BP has been named in several lawsuits alleging claims under the Racketeer-Influenced and Corrupt Organizations Act (RICO). In August 2010, many of the lawsuits pending in federal court were consolidated by the Federal Judicial Panel on Multidistrict Litigation into two multi-district litigation proceedings, one in federal court in Houston for the securities, derivative and ERISA cases and another in federal court in New Orleans for the remaining cases. Since late September, most of the Deepwater Horizon related cases have been pending before these courts.

Under OPA 90, BP E&P has been designated as one of the 'responsible parties' for the oil spill resulting from the Incident. Accordingly, BP E&P is one of the parties financially responsible for the clean-up of the spill and for economic damages as provided by OPA 90. In addition, pursuant to OPA 90, the US Coast Guard has requested reimbursement from BP and the other responsible parties for its costs of responding to the Incident, and BP has paid all amounts so billed to date. Continuing requests for cost reimbursement are expected from the US Coast Guard and other governmental authorities. In addition, BP is participating with federal and state trustees in a cooperative assessment of potential natural resource damages associated with the spill. Under OPA 90, BP E&P is one of the parties financially responsible for paying the reasonable assessment costs incurred by these trustees as well as natural resource damages that result from the Incident.

BP E&P has established and committed to fund the Deepwater Horizon Oil Spill Trust, a $20-billion trust fund to pay costs and satisfy legitimate claims. BP E&P contributed $5 billion to the trust fund in 2010. This will be supplemented by additional payments of $1.25 billion per quarter until a total of $20 billion has been paid into the trust fund. While the trust fund is building, BP E&P has pledged collateral consisting of an overriding royalty interest in oil and gas production from certain assets in the Gulf of Mexico sufficient at any time to secure the difference between the amount deposited as of that date and $20 billion. The establishment of this trust does not represent a cap on BP's liabilities, and BP does not admit to a liability of this amount. The trust fund will pay claims administered by the GCCF, state and local government claims resolved by BP, final judgments, settlements, state and local response costs, and natural resource damages and related costs. Payments from the trust fund will be made upon adjudication or resolution of claims or the final determination of other costs covered by the account. There will be a sunset on the trust fund, and funds, if any, remaining once the claims process has been completed will revert to BP E&P.

BP is subject to a number of investigations related to the Incident by numerous agencies of the US government. On 27 April 2010, the US Coast Guard and the Minerals Management Service (renamed the Bureau of Ocean Energy Management, Regulation and Enforcement in June 2010) convened a joint investigation of the Incident by establishing a Marine Board of Investigation aimed at determining the causes of the Incident and recommending safety improvements. BP was designated as one of several Parties in Interest in the investigation.

On 21 May 2010, President Obama signed an executive order establishing the National Commission on the BP Deepwater Horizon Oil Spill and Offshore Drilling to examine and report on, within six months of the date of the Commission's first meeting, the relevant facts and circumstances concerning the causes of the Deepwater Horizon incident and develop options for guarding against, and mitigating the impact of, oil spills associated with offshore drilling, taking into consideration the environmental, public health, and economic effects of such options. On 11 January 2011, the Commission published its final report on the causes of the Deepwater Horizon incident and its recommendations for policy and regulatory changes for offshore drilling. We expect that the Commission's Chief Counsel will publish a separate report no later than March 2011 that will examine causation issues in greater detail.

Top of page 35
Legal proceedings (continued)

On 7 July 2010, the US Chemical Safety and Hazard Investigation Board (CSB) informed BP of its investigation of the Incident. The investigation is focused on the 20 April 2010 explosions and fire, and not the resulting oil spill or response efforts. The CSB is expected to issue within two years several investigation reports that will identify the alleged root cause(s) of the Incident, and recommend improvements to BP and industry practices and to regulatory programmes to prevent recurrence and mitigate potential consequences. Also, at the request of the Department of the Interior, the National Academy of Engineering/National Research Council established a Committee to examine the performance of the technologies and practices involved in the probable causes of the explosion, including the performance of the blow-out preventer and related technology features, and to identify and recommend available technology, industry best practices, best available standards, and other measures in the US and around the world related to oil and gas deepwater exploratory drilling and well completion to avoid future occurrence of such events. In addition, the Committee will also be looking at the methodologies available for assessing spill impacts on ecosystem services in the Gulf of Mexico, and a summary of the known effects of the spill, the impacts in the context of stresses from other human activities in the Gulf, and identification of research and monitoring needs to more fully understand the effects of the spill and gauge process towards recovery and restoration. On 14 June 2010, the US Coast Guard initiated an Incident Specific Preparedness Review (ISPR) to examine the implementation and effectiveness of the response and recovery operations relating to the spill.  We understand that the ISPR process has been completed and a Report has been generated; however the Report has not yet been made publicly available. We expect that the Report will be made publicly available sometime in the first quarter of 2011. Additionally, BP representatives have appeared before multiple committees of the US Congress that have been conducting inquiries into the Incident. BP has provided documents and written information in response to requests by these committees and will continue to do so.

On 1 June 2010, the US Department of Justice (DoJ) announced that it is conducting an investigation into the Incident encompassing possible violations of US civil or criminal laws. The United States filed a civil complaint against BP E&P and others on 15 December 2010. The complaint seeks a declaration of liability under the Oil Pollution Act of 1990 and civil penalties under the Clean Water Act. Paragraph 92 of the complaint sets forth a purported 'reservation of rights' on behalf of the United States to amend the complaint or file additional complaints seeking various remedies under various laws and regulations, including but not limited to eight specifically mentioned federal statutes. Paragraph 92 of the complaint likewise contains a similar 'reservation of rights' regarding the conduct of 'administrative proceedings' under 'the Outer Continental Shelf Lands Act, 43 U.S.C. §§ 1301 et seq., and the Federal Oil and Gas Royalty Management Act, 30 U.S.C. §§ 1701 et seq.'

Citizens groups have also filed either lawsuits or notices of intent to file lawsuits seeking civil penalties and injunctive relief under the Clean Water Act and other environmental statutes. Other US federal agencies may commence investigations relating to the Incident. The SEC and DoJ are investigating securities matters arising in relation to the Incident. The Attorney General for the State of Alabama has filed a lawsuit seeking damages for alleged economic and environmental harms, including natural resource damages, as a result of the Incident. It is possible that the State Attorneys General of Louisiana, Mississippi, Florida, Texas or other states and/or local governments, such as coastal municipalities also may initiate investigations and bring civil or criminal actions seeking damages, penalties and fines for violating state or local statutes. The Louisiana Department of Environmental Quality has issued an administrative order seeking injunctive relief and environmental civil penalties under state law, and several local governments in Louisiana have filed suits under state wildlife statutes seeking penalties for damage to wildlife as a result of the spill. On 10 December 2010, the Mississippi Department of Environmental Quality issued a Complaint and Notice of Violation alleging violations of several State environmental statutes.

On 15 September 2010, three Mexican states bordering the Gulf of Mexico (Veracruz, Quintana Roo, and Tamaulipas) filed lawsuits in federal court in Texas against several BP entities. These lawsuits allege that the Deepwater Horizon oil spill harmed their tourism, fishing, and commercial shipping industries (resulting in, among other things, diminished tax revenue), damaged natural resources and the environment, and caused the states to incur expenses in preparing a response to the oil spill.

BP's potential liabilities resulting from pending and future claims, lawsuits and enforcement actions relating to the Incident, together with the potential cost of implementing remedies sought in the various proceedings, cannot be fully estimated at this time but they have had and are expected to have a material adverse impact on the group's business, competitive position, cash flows, prospects, liquidity, shareholder returns and/or implementation of its strategic agenda, particularly in the US. Furthermore, BP has taken a pre-tax charge in its income statement of $40.9 billion in total during 2010, and these potential liabilities may continue to have a material adverse effect on the group's results and financial condition.

Top of page 36
Legal proceedings (continued)

Other legal proceedings
Since 25 October 2007, BP America Inc. (BP America) has been subject to oversight by an independent monitor, who had authority to investigate and report alleged violations of the US Commodity Exchange Act or US Commodity Futures Trading Commission (CFTC) regulations and to recommend corrective action. The appointment of the independent monitor was a condition of the deferred prosecution agreement (DPA) entered into with the DoJ on 25 October 2007 relating to allegations that BP America manipulated the price of February 2004 TET physical propane and attempted to manipulate the price of TET propane in April 2003 and the companion consent order with the CFTC, entered the same day, resolving all criminal and civil enforcement matters pending at that time concerning propane trading by BP Products North America Inc. (BP Products). The DPA required BP America's and certain of its affiliates' continued co-operation with the US government's investigation and prosecution of the trades in question, as well as other trading matters that may arise. The DPA had a term of three years but could be extended by two additional one-year periods, and contemplated dismissal of all charges at the end of the term following the DoJ's determination that BP America has complied with the terms of the DPA. The initial three year term has expired and the DoJ has filed a motion to dismiss the action underlying the DPA. Investigations into BP's trading activities continue to be conducted from time to time. The US Federal Energy Regulatory Commission (FERC) and the US Commodity Futures Trading Commission (CFTC) are currently investigating several BP entities regarding trading in the next-day natural gas market at Houston Ship Channel during October and November 2008. The FERC Office of Enforcement staff notified BP on 12 November 2010 of their preliminary conclusions relating to alleged market manipulation in violation of 18 C.F.R. Sec. 1c.1. The FERC staff will determine whether to pursue the investigation, to close the investigation, or to seek authority to pursue resolution by settlement. On 30 November 2010, CFTC Enforcement staff also provided BP with a notice of intent to recommend charges based on the same conduct alleging that BP engaged in attempted market manipulation in violation of Section 6(c), 6(d), and 9(a)(2) of the Commodity Exchange Act. BP submitted responses to both notices on 23 December 2010 providing a detailed response that it did not engage in any inappropriate or unlawful activity.

Private complaints, including class actions, were also filed against BP Products and affiliates alleging propane price manipulation. The complaints contained allegations similar to those in the CFTC action as well as of violations of federal and state antitrust and unfair competition laws and state consumer protection statutes and unjust enrichment. The complaints sought actual and punitive damages and injunctive relief. Settlement in both groups of the class actions (the direct and indirect purchasers) has received final court approval. Two independent lawsuits from class members who opted out of the direct purchaser settlement are still pending.

On 23 March 2005, an explosion and fire occurred in the isomerization unit of BP Products' Texas City refinery as the unit was coming out of planned maintenance. Fifteen workers died in the incident and many others were injured. BP Products has resolved all civil injury claims arising from the March 2005 incident.

In March 2007, the US Chemical Safety and Hazard Investigation Board (CSB) issued a report on the incident. The report contained recommendations to the Texas City refinery and to the board of directors of BP. In May 2007, BP responded to the CSB's recommendations. BP and the CSB will continue to discuss BP's responses with the objective of the CSB's agreeing to close out its recommendations.

On 25 October 2007, the DoJ announced that it had entered into a criminal plea agreement with BP Products related to the March 2005 explosion and fire. On 4 February 2008, BP Products pleaded guilty, pursuant to the plea agreement, to one felony violation of the risk management planning regulations promulgated under the US Clean Air Act (CAA) and on 12 March 2009, the court accepted the plea agreement. In connection with the plea agreement, BP Products paid a $50-million criminal fine and was sentenced to three years' probation which is set to expire on 12 March 2012. Compliance with a 2005 US Occupational Safety and Health Administration (OSHA) settlement agreement (2005 Agreement) and a 2006 agreed order entered into by BP Products with the Texas Commission on Environmental Quality (TCEQ) are conditions of probation.

The Texas Office of Attorney General, on behalf of the TCEQ, has filed a petition against BP Products asserting certain air emissions and reporting violations at the Texas City refinery from 2005 to 2010, including in relation to the March 2005 explosion and fire. BP is contesting the petition in a pending civil proceeding. In March 2010, TCEQ notified the DoJ of its belief that certain of the alleged violations may violate the 25 October 2007 plea agreement.

On 9 August 2010, the Texas Attorney General filed a separate petition against BP Products asserting emissions violations relating to a 6 April 2010 compressor fire and subsequent flaring event at the Texas City refinery's ultracracker unit. This emissions event is also the subject of a number of civil suits by many area workers and residents alleging personal injury and  property damages and seeking substantial damages.

In September 2009, BP Products filed a petition to clarify specific required actions and deadlines under the 2005 Agreement with OSHA. That agreement resolved citations issued in connection with the March 2005 Texas City refinery explosion. OSHA denied BP Products' petition.

In October 2009 OSHA issued citations to the Texas City refinery seeking a total of $87.4 million in civil penalties for alleged violations of the 2005 Agreement and alleged process safety management violations. BP Products contested these citations. These matters were subsequently transferred for review to the Occupational Safety and Health (OSH) Review Commission.

Top of page 37
Legal proceedings (continued)

A settlement agreement between BP Products and OSHA in August 2010 (2010 Agreement) resolved the petition filed by BP Products in September 2009 and the alleged violations of the 2005 Agreement. BP Products has paid a penalty of $50.6 million in that matter and agreed to perform certain abatement actions. Compliance with the 2010 Agreement (which is set to expire on 12 March 2012) is also a condition of probation due to the linkage between this 2010 Agreement and the 2005 Agreement.

On 6 May, 2010, certain persons qualifying under the US Crime Victims Rights Act as victims in relation to the Texas City plea agreement requested that the federal court revoke BP Products' probation based on alleged violations of the Court's conditions of probation. The alleged violations of probation relate to the alleged failure to comply with the 2005 Agreement.

The OSHA process safety management citations issued in October 2009 were not resolved by the August 2010 settlement agreement. The proposed penalties in that matter are $30.7 million. The matter is currently before the OSH Review Commission which has assigned an Administrative Law Judge for purposes of mediation. These citations do not allege violations of the 2005 Agreement.

A shareholder derivative action was filed against several current and former BP officers and directors based on alleged violations of the CAA and OSHA regulations at the Texas City refinery subsequent to the March 2005 explosion and fire. An investigation by a special committee of BP's board into the shareholder allegations has been completed and the committee has recommended that the allegations do not warrant action by BP against the officers and directors. BP has filed a motion to dismiss the shareholder derivative action.

On 29 November 2007, BP Exploration (Alaska) Inc. (BPXA) entered into a criminal plea agreement with the DoJ relating to leaks of crude oil in March and August 2006. BPXA's guilty plea, to a misdemeanour violation of the US Water Pollution Control Act, included a term of three years' probation. On November 29, 2009 a spill of approximately 360 barrels of crude oil and produced water was discovered beneath a line running from a well pad to the Lisburne Processing Center in Prudhoe Bay, Alaska. On November 17, 2010, the U.S. Probation Officer filed a petition in federal district court to revoke BPXA's probation based on an allegation that the Lisburne event was a criminal violation of state or federal law. A hearing is scheduled for the week of 25 April 2011. On 12 May 2008, a BP p.l.c. shareholder filed a consolidated complaint alleging violations of federal securities law on behalf of a putative class of BP p.l.c. shareholders against BP p.l.c., BPXA, BP America, and four officers of the companies, based on alleged misrepresentations concerning the integrity of the Prudhoe Bay pipeline before its shutdown on 6 August 2006. On 8 February 2010, the Ninth Circuit Court of Appeals accepted BP's appeal from a decision of the lower court granting in part and denying in part BP's motion to dismiss the lawsuit. Briefing is complete and we await oral argument.

On 31 March 2009, the DoJ filed a complaint against BPXA seeking civil penalties and injunctive relief relating to the 2006 oil releases. The complaint alleges that BPXA violated various federal environmental and pipeline safety statutes and associated regulations in connection with the two releases and its maintenance and operation of North Slope pipelines. The State of Alaska also filed a complaint on 31 March 2009 against BPXA seeking civil penalties and damages relating to these events. The complaint alleges that the two releases and BPXA's corrosion management practices violated various statutory, contractual and common law duties to the State, resulting in penalty liability, damages for lost royalties and taxes, and liability for punitive damages.

Approximately 200 lawsuits were filed in state and federal courts in Alaska seeking compensatory and punitive damages arising out of the Exxon Valdez oil spill in Prince William Sound in March 1989. Most of those suits named Exxon (now ExxonMobil), Alyeska Pipeline Service Company (Alyeska), which operates the oil terminal at Valdez, and the other oil companies that own Alyeska. Alyeska initially responded to the spill until the response was taken over by Exxon. BP owns a 46.9% interest (reduced during 2001 from 50% by a sale of 3.1% to Phillips) in Alyeska through a subsidiary of BP America Inc. and briefly indirectly owned a further 20% interest in Alyeska following BP's combination with Atlantic Richfield. Alyeska and its owners have settled all the claims against them under these lawsuits. Exxon has indicated that it may file a claim for contribution against Alyeska for a portion of the costs and damages that it has incurred. If any claims are asserted by Exxon that affect Alyeska and its owners, BP will defend the claims vigorously.

Since 1987, Atlantic Richfield, a subsidiary of BP, has been named as a co-defendant in numerous lawsuits brought in the US alleging injury to persons and property caused by lead pigment in paint. The majority of the lawsuits have been abandoned or dismissed against Atlantic Richfield. Atlantic Richfield is named in these lawsuits as alleged successor to International Smelting and Refining and another company that manufactured lead pigment during the period 1920-1946. Plaintiffs include individuals and governmental entities. Several of the lawsuits purport to be class actions. The lawsuits seek various remedies including compensation to lead-poisoned children, cost to find and remove lead paint from buildings, medical monitoring and screening programmes, public warning and education of lead hazards, reimbursement of government healthcare costs and special education for lead-poisoned citizens and punitive damages. No lawsuit against Atlantic Richfield has been settled nor has Atlantic Richfield been subject to a final adverse judgment in any proceeding. The amounts claimed and, if such suits were successful, the costs of implementing the remedies sought in the various cases could be substantial. While it is not possible to predict the outcome of these legal actions, Atlantic Richfield believes that it has valid defences. It intends to defend such actions vigorously and believes that the incurrence of liability is remote. Consequently, BP believes that the impact of these lawsuits on the group's results, financial position or liquidity will not be material.

Top of page 38
Legal proceedings (continued)

On 8 March 2010, OSHA issued citations to BP's Toledo refinery alleging violations of the Process Safety Management Standard, with penalties of approximately $3 million. These citations resulted from an inspection conducted pursuant to OSHA's Petroleum Refinery Process Safety Management National Emphasis Program. BP Products has contested the citations, and the matter is currently before the OSH Review Commission which has assigned an Administrative Law Judge for purposes of mediation.

BP is the operator and 56% interest owner of the Atlantis unit in production in the Gulf of Mexico. In April 2009, Kenneth Abbott, as relator, filed a US False Claims Act lawsuit against BP, alleging that BP violated federal regulations, and made false statements in connection with its compliance with those regulations, by failing to have necessary documentation for the Atlantis subsea and other systems. That complaint was unsealed in May 2010 and served on BP in June 2010. In September 2010, Kenneth Abbott and Food & Water Watch filed an amended complaint in the False Claims Act lawsuit seeking an injunction shutting down the Atlantis platform.

BP Products' US refineries are subject to a 2001 consent decree with the EPA that resolved alleged violations of the CAA, and implementation of the decree's requirements continues. A 2009 amendment to the decree resolves remaining alleged air violations at the Texas City refinery through the payment of a $12-million civil fine, a $6-million supplemental environmental project and enhanced CAA compliance measures estimated to cost approximately $150 million. The fine has been paid, and BP Products is implementing the other provisions.

On 30 September 2010, the EPA and BP Products lodged a civil consent decree with the federal court in Houston. Following a public comment period, the federal court approved the settlement on 30 December 2010. The decree resolves allegations of civil violations of the risk management planning regulations promulgated under the CAA that are alleged to have occurred in 2004 and 2005 at the Texas City Refinery. The agreement requires that BP Products pays a $15-million civil penalty and that the Texas City Refinery enhance reporting to the EPA regarding employee training, equipment inspection and incident investigation.

Various environmental groups and the EPA have challenged certain aspects of the operating permit issued by the Indiana Department of Environmental Management (IDEM) for upgrades to the Whiting refinery. In response to these challenges, the IDEM has reviewed the permits and responded formally to the EPA. The EPA, either through the IDEM or directly, can cause the permit to be modified, reissued or, in extremis, terminated or revoked. BP is in discussions with the EPA and the IDEM over these issues.

BP is also in settlement negotiations to resolve alleged CAA violations at the Whiting, Toledo, Carson and Cherry Point refineries.

On 26 January 2011, BP received notice of an application to be brought in the English High Court on 1 February 2011 by Alfa Petroleum Holdings Limited and OGIP Ventures Limited for an order against BP International Limited and BP Russian Investments Limited restraining them from: (a) taking any steps to negotiate, agree, conclude, implement or perform any agreement or arrangements (whether legally binding or otherwise) with Rosneft Oil Company relating to oil and gas exploration, production, refining and marketing in Russia or Ukraine, including for the avoidance of doubt any agreement or arrangement with regard to the issue or transfer of shares (or similar instruments) to Rosneft Oil Company by any BP group company or the issue or transfer of shares (or similar instruments) to any BP group company by Rosneft Oil Company; and/or (b) doing or omitting to do anything which causes or permits any other member of the BP group to enter into any such agreement, arrangement or contract. This hearing may result in an order which impacts or delays the completion of the share swap agreement announced by BP and Rosneft on 14 January 2011. BP intends to resist this application in court and the likely outcome of these proceedings is not yet known. There are also related pending arbitral proceedings.

Contacts

	London	United States

Press Office	David Nicholas	Scott Dean
	+44 (0)20 7496 4708	+1 630 821 3212

Investor Relations	Fergus MacLeod	Nick Wayth
http://www.bp.com/investors	+44 (0)20 7496 4632	+1 281 366 3123

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 01 February 2011

/s/ D. J. PEARL
...............................
D. J. PEARL
Deputy Company Secretary